

June 26, 2009

Mail Stop 4720

By U.S. Mail and facsimile to (812) 468-5990

Mr. Donald R. Breivogel, Jr.
Senior Executive Vice President and
Chief Financial Officer
American General Finance Corporation
601 N.W. Second Street
Evansville, IN 47708

Re: American General Finance Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 001-06155

Dear Mr. Breivogel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2008

MD&A, Critical Accounting Policies, Allowance for Finance Loss Receivables, page 37.

1.   We refer to the first paragraph on page 39 that states the Company maintains its
        allowance for finance receivables at the estimated "most likely" outcome of your
        migration analysis and Monte Carlo scenarios, as adjusted. Please tell us and
        discuss in future filings the following:

        •   How the Company determines what is considered the "most likely" outcome.

        •   The main inputs and assumptions used in the analysis of the reasonability of
            the allowance through these methodologies and how they are periodically
            updated and validated.

2.   We note the disclosure regarding charge-offs and delinquencies in the "Provision
        for Finance Receivables" section on page 68. In addition to these factors tell us
        the following:

        •   How you considered nonaccrual loans, troubled debt restructurings and
            potential problem loans in your analysis of the reasonability of the allowance.

        •   Why the information required by Item III.C.1 and II of SEC Industry Guide 3
            was not included in the Form 10-K.

        •   Refer to SAB Topic II.K regarding the potential applicability of this
            disclosure to other non-banking financial institutions.

Report of Independent Registered Public Accounting Firm, page 76

3.   We note the emphasis paragraph refers to Note 1 and states the Company is
        dependent on the continued financial support of AIG, the ultimate parent
        company to meet its financial obligations and to support its ongoing operations.
        Taking into consideration the disclosure in the "Going Concern Consideration"
        section of Note 1 regarding the Company's current liquidity concerns and related
        discussion in the "Basis of Reporting" section on page 36 of Management's
        Discussion and Analysis, please tell us the consideration given by the independent
        auditors to paragraphs 12 and 13 of PCAOB AU Section 341 regarding the
        inclusion of a going concern emphasis paragraph with the use of the phrase
        "substantial doubt" about an entities ability to continue as a going concern.

Note 1, Nature of Operations, Going Concern Consideration, page 82:

4.   We refer to the first paragraph on page 83 that states the Federal Credit Facility
        obtained by AIG with the Federal Reserve Bank of New York established a credit
        facility secured by a pledge of the capital stock and assets of certain AIG
        subsidiaries, including the outstanding stock of AGFI, the Company's immediate
        parent. We note the Company states it has not guaranteed nor were any of their
        assets pledged to secure AIG's obligations under the Credit or Pledge Agreement.
        Please tell us and disclose in future filings why the Company's assets have not
        been directly or indirectly pledged considering AGFI was created as the parent
        holding company of AGFI which is its principal subsidiary and their financial
        statements are substantially identical to those of AGFC.

Note 3, Summary of Significant Accounting Policies, Derivative Financial Instruments,
page 95-97

5.   We note the fair value estimate of derivative instruments includes an adjustment
        for non-performance risk which reflects the full Credit Default Swap spread
        applied to a net exposure by counterparty. We also note the Company uses this
        "counterparty CDS spread" when they are in a net asset position and their own
        Credit Default Spread when they are in a net liability position. Please tell us and
        provide the following information in future filings:

        •   Discuss in greater detail what is the credit default swap spread and why it is
            considered an indicator of non-performance risk.

        •   Explain what you mean whey you state that the full CDS spread is "applied to
            the net exposure by counterparty" and discuss how the net exposure by the
            counterparty is determined.

        •   Explain why the Company uses the "counterparty CDS spread" when they are
            in a net asset position and their own CDS when they are in a net liability
            position.

Note 9, Investment Securities, page 107

6.   We refer to the table on page 108 that shows investment securities with
        unrealized losses of twelve months or more. We note the Company believes
        individual unrealized loss are not OTTI and attribute the losses to changes in
        interest rates and has the intent and ability to hold the securities for a period of
        time necessary to recover their amortized cost. Please provide us with the
        following information:

- We note gross unrealized losses of twelve months or more of $16 million and $6.2 million for Corporate bonds and MBS, respectively. For those securities with significant duration and severity of temporary impairment at the end of the period presented, tell us and revise future filings to provide an enhanced discussion of the specific securities impaired, the analysis performed and specific factors considered in reaching a conclusion that an other than temporary impairment had not occurred. Specifically tell us how you determine ability and intent to hold until a recovery in fair value.

- We note the Company recorded $42.8 million of OTTI impairment losses in 2008 as compared to $4.1 million in 2007. For those securities for which an other than temporary impairment was recognized, tell us and revise future filings to provide an enhanced discussion of the specific securities impaired, the analysis performed and related reasons for the impairment recognition in the current period especially as compared to similar securities for which an other than temporary impairment was not recognized, to the extent applicable.

Note 16, Derivative Financial Instruments, page 114

7.   We refer to the second paragraph on page 116 that states after implementing SFAS 157 the Company's valuations recognize the effect of credit risk and market risk using credit default swap valuation modeling.   Please tell us and in future filing provide enhanced disclosure regarding the major inputs, assumptions and limitations in the use of the CDS modeling methodology.

Note 22, Income Taxes, page 122-125

8.   We note the Company has recorded a provision for income taxes of $382.5 million for 2008 that has increased the pre-tax loss of $924.7 million to $1.307 billion. Please tell us and discuss in future filings the reasons why you have recorded this provision considering you have an effective negative tax rate of 41.37% in 2008 that includes the effects of the valuation allowance of $603 million on deferred tax assets and the $336 million write-down of goodwill.

Note 28, Fair Value Measurements, page 132

9.   Please tell us and discuss in future filings the following regarding the table of fair value measurements based on the fair value hierarchy for recurring assets and liabilities on page 133:

- Explain what type of investments are the "cash and cash equivalents in AIG pools" and why they were valued using Level 2 inputs.

- Explain the nature of the derivative assets of $213.4 million that have been offset by a "Counterparty Netting" amount of $200 million, resulting in a 94% reduction of fair value.

- Discuss the basis under SFAS 7 for this presentation that includes a separate column for the counterparty netting amount.

10. We refer to the reconciliation of fair value measurements using Level 3 inputs on page 134 that shows transfers of investment securities into Level 3 for $38 million or 52% of total Level 3 measurements. Please tell us and discuss in future filings:

- The specific nature of the investment securities that were transferred into Level 3 during 2008.

- What were the specific events or circumstances that resulted in a change in the level of inputs according to the SFAS 157 fair value hierarchy.

* * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant